Contact

www.linkedin.com/in/huynhmichael
(LinkedIn)

Top Skills

Agile Methodologies
E-commerce
Strategy

Michael Huynh

Managing Director
London Area, United Kingdom

Experience

Branchspace

Founder and Managing Director
September 2013 - Present (10 years 5 months)
London

Delivering a next-gen digital commerce platform to the airline and travel industry.

Nexwork.io

Board Member
July 2021 - Present (2 years 7 months)
Krakow Metropolitan Area

Floqsta, Inc.

Technology Co-founder
June 2021 - Present (2 years 8 months)
Boston, Massachusetts, United States

Sabre Airline Solutions

Technology Program Director
June 2012 - August 2013 (1 year 3 months)

Large scale digital transformation programme for Virgin Australia Airlines, encompassing all passenger servicing and commercial systems.
Directed cross-functional teams in delivery workstreams for Systems Integration, Data Migration, Performance Testing and Tech Infrastructure.

ITRS Group

Head of Development
October 2009 - September 2011 (2 years)

Management of the Software Engineering teams delivering a real-time monitoring platform for investment banking and financial services systems.
Introduced agile engineering practices. Built business case and established a second technology centre in Asia.

EB2 International

Chief Technology Officer
July 2006 - July 2009 (3 years 1 month)
London

Company acquired by Sabre Holdings in Dec 2008.
Led technology and product roadmap, architecture, project delivery, platform development, tech operations and presales. Scaled development centres in London, Sydney and Manila.
Successfully acquired and activated 15 airline customers onto the company's tech platform.

ebookers
Technology Manager, Transportation Services
2005 - 2006 (1 year)

Managed distributed development teams in the UK, India and Europe responsible for flight and car online booking engines. Led a highly complex software and hardware platform optimisation initiative.

EB2 International
Head of Technology
December 2001 - July 2005 (3 years 8 months)

Bullant Technology
Presales Consultant
October 2000 - December 2001 (1 year 3 months)

Accenture
Consultant
February 1998 - October 2000 (2 years 9 months)

ERP systems incl. SAP and Data Migration for the FMCG and Energy sectors

Education

University of New South Wales
Computer Engineering, 1st Class Honours · (1994 - 1997)